Exhibit 99.2

Date: September 14, 2015

In the Matter of
the Securities Legislation of
Nova Scotia and Ontario (the Jurisdictions)

and

In the Matter of
the Process for Exemptive Relief Applications in Multiple Jurisdictions

and

In the Matter of
DHX Media Ltd. (the Filer)

Decision

Background

The securities regulatory authority or regulator in each of the Jurisdictions (the Decision Maker) has received an application from the Filer for a decision under the securities legislation of the Jurisdictions (the Legislation) that:

(a)	an offeror that makes an offer to acquire outstanding variable voting shares of the Filer (Variable Voting Shares) or outstanding common voting shares of the Filer (Common Voting Shares, and collectively with the Variable Voting Shares, the Shares), which would constitute a take-over bid under the Legislation as a result of the securities subject to the offer to acquire, together with the offeror's securities of that class, constituting in the aggregate 20% or more of the outstanding Variable Voting Shares or Common Voting Shares, as the case may be, at the date of the offer to acquire, be exempted from the take-over bid requirements contained in Multilateral Instrument 62-104 Take-Over Bids and Issuer Bids (MI 62-104) and Part XX of the Securities Act (Ontario) (collectively, the TOB Rules) (the TOB Relief);

(b)	an acquiror who acquires beneficial ownership of, or control or direction over, Variable Voting Shares or Common Voting Shares, or securities convertible into such shares, that, together with the acquiror's securities of that class, would constitute 10% or more of the outstanding Variable Voting Shares or Common Voting Shares, as the case may be (or 5% in the case of acquisitions during a take-over bid), be exempted from the early warning requirements contained in the Legislation (the Early Warning Relief); and

(c)	an eligible institutional investor subject to the early-warning requirements of the Legislation be entitled to rely on alternative eligibility criteria from those set forth in section 4.5 of National Instrument 62-103 The Early Warning System and Related Take-Over Bid and Insider Reporting Issues (NI 62-103) in order to benefit from the exemption contained in section 4.1 of NI 62-103 (the Alternative Monthly Reporting Criteria and, collectively with the TOB Relief and the Early Warning Relief, the Requested Relief).

Under the Process for Exemptive Relief Applications in Multiple Jurisdictions (for a dual application):

(a)	the Nova Scotia Securities Commission is the principal regulator for this Application;

(b)	the Filer has provided notice that subsection 4.7(1) of Multilateral Instrument 11102 Passport System (MI 11-102) is intended to be relied upon by the Filer in British Columbia, Alberta, Saskatchewan, Manitoba, Quebec, New Brunswick, Prince Edward Island and Newfoundland and Labrador; and

(c)	this decision is the decision of the principal regulator and evidences the decision of the securities regulatory authority or regulator in Ontario.

Interpretation

Terms defined in National Instrument 14-101 Definitions, NI 62-103, MI 62-104 or MI 11-102, including, without limitation, “offeror”, “offeror’s securities”, “offer to acquire”, “acquiror”, “acquiror’s securities”, “early warning requirements”, “eligible institutional investor” and “securityholding percentage”, have the same meaning if used in this decision, unless otherwise defined herein. For the purpose of this decision, the following terms have the meaning ascribed to them hereinafter:

"Direction" means the Direction to the CRTC (Ineligibility of Non-Canadians), SOR-97-192, made pursuant to the Broadcasting Act (Canada); and

"TSX" means the Toronto Stock Exchange.

Representations

This decision is based on the following facts represented by the Filer:

1.	The Filer is a corporation governed by the Canada Business Corporations Act.

2.	The Filer's head office is located in Halifax, Nova Scotia.

3.	The Filer is a reporting issuer in all of the provinces of Canada and is not in default of any requirement of the securities legislation in any of these jurisdictions.

4.	The Filer is a leading global children’s entertainment company, headquartered in Canada and operating worldwide. The Filer owns one of the largest independent libraries of children’s video content and is home to some of the most viewed children’s television stations in Canada. The television stations are operated by the Filer’s wholly-owned subsidiary, DHX Television Ltd., which holds the associated broadcasting licences under the Broadcasting Act. As such, the Filer is subject to the Direction, which requires that, as the parent company of an entity that holds several broadcasting licences under the Broadcasting Act, the Filer must be “Canadian” as defined in the Direction (Canadians), which, among other things, requires that Canadians as defined in the Direction beneficially own and control, directly or indirectly, in the aggregate and otherwise than by way of security only, not less than 66 2/3 per cent of all of the issued and outstanding voting shares of the parent corporation and not less than 66 2/3 per cent of the votes.

5.	The authorized share capital of the Filer is comprised of: an unlimited number of Variable Voting Shares; an unlimited number of Common Voting Shares; an unlimited number of non-voting shares; and an unlimited number of Preferred Variable Voting Shares. As of May 31, 2015, there were 42,228,128 Variable Voting Shares, 81,199,516 Common Voting Shares and 100,000,000 Preferred Variable Voting Shares outstanding and no non-voting shares outstanding. In addition, as of May 31, 2015, the Filer had 6,978,750 options issued and outstanding, each entitling its holder to purchase one Variable Voting Share or one Common Voting Share, as applicable, based on the holder’s status as a Canadian or a non-Canadian.

6.	Except as otherwise provided under the Canada Business Corporations Act or other applicable law, the Preferred Variable Voting Shares vote on all matters with the Common Voting Shares and the Variable Voting Shares. The votes attached to the Preferred Variable Voting Shares as a class are, in aggregate, not less than 1% of the votes attached to all shares in the capital of the Filer, and the votes attached to the Preferred Variable Voting Shares as a class are automatically adjusted so that they, together with the votes attached to the outstanding Common Voting Shares and Variable Voting Shares that are owned by “Canadians” within the meaning of the Investment Canada Act (as determined based on inquiries the Filer has made of the holders of Common Shares and depositary interests), equal 55% of the votes attached to all shares in the capital of the Filer. The Preferred Variable Voting Shares were created 8 years prior to the creation of the Common Voting Shares and the Variable Voting Shares, and, while the definition of “Canadian” under the Investment Canada Act may differ from that under the Direction in some circumstances, it is not anticipated that the Preferred Variable Voting Shares as a class will represent more than 1% of the votes attached to all shares in the capital of the Filer under the Filer’s current capital structure. The Preferred Variable Voting Shares are not listed on any stock exchange, and under the terms of the Preferred Variable Voting Shares, transfers of the shares will be restricted to resident “Canadians” within the meaning of the Canada Business Corporations Act. The board of directors of the Filer will not approve or compel a transfer to a person that is not a current officer of the Filer and a resident “Canadian” within the meaning of the Canada Business Corporations Act, and it is the current intention of the Filer’s board of directors that all of the Preferred Variable Voting Shares be held by the individual that holds the position of Chief Executive Officer of the Filer from time to time and that such person also qualify as Canadian within the meaning of the Direction. The Preferred Variable Voting Shares are not otherwise relevant to the Requested Relief.

7.	The Common Voting Shares may only be held, beneficially owned and controlled, directly or indirectly, by Canadians (as defined in the Direction). An outstanding Common Voting Share is converted into one Variable Voting Share, automatically and without any further act of the Filer or the holder, if such Common Voting Share becomes held, beneficially owned or controlled, directly or indirectly, otherwise than by way of security only, by a person who is not a Canadian.

8.	The Variable Voting Shares may only be held, beneficially owned or controlled, directly or indirectly, by persons who are not Canadians. An outstanding Variable Voting Share is converted into one Common Voting Share, automatically and without any further act of the Filer or the holder, if such Variable Voting Share becomes held, beneficially owned and controlled, directly or indirectly, otherwise than by way of security only, by a Canadian.

9.	Each Common Voting Share confers the right to one vote. Each Variable Voting Share also confers the right to one vote unless: (i) the number of Variable Voting Shares outstanding, as a percentage of the total number of voting shares outstanding of the Filer, exceeds 33 1/3% (or any higher percentage that the Governor in Council may specify by regulation), or (ii) the total number of votes cast by or on behalf of holders of Variable Voting Shares at any meeting exceeds 33 1/3% (or any higher percentage that the Governor in Council may specify by regulation) of the total number of votes that may be cast at such meeting. If either of the above noted thresholds is surpassed at any time, the vote attached to each Variable Voting Share decreases proportionately such that: (i) the Variable Voting Shares as a class do not carry more than 33 1/3% (or any higher percentage that the Governor in Council may specify by regulation) of the aggregate votes attached to all outstanding voting shares of the Filer and (ii) the total number of votes cast by or on behalf of holders of Variable Voting Shares at any meeting does not exceed 33 1/3% (or any higher percentage that the Governor in Council may specify by regulation) of the votes that may be cast at such meeting.

10.	Aside from the differences in voting rights stated above, the Variable Voting Shares and Common Voting Shares are similar in all other respects, including the right to receive dividends if any, and the right to receive the property and assets of the Filer in the event of dissolution, liquidation, or winding up of the Filer.

11.	The articles of the Filer contain coattail provisions pursuant to which Variable Voting Shares may be converted into Common Voting Shares in the event an offer is made to purchase Common Voting Shares and the offer is one which is required to be made to all or substantially all the holders of Common Voting Shares. Similar coattail provisions are contained in the terms of the Common Voting Shares and provide for the conversion of Common Voting Shares into Variable Voting Shares in the event an offer is made to purchase Variable Voting Shares and the offer is one which is required to be made to all or substantially all the holders of Variable Voting Shares (the Coattail Provisions). Since these Coattail Provisions, in their existing form, do not specify the threshold at which the offer is required to be made to all the holders of a class of Shares, they do not need to be amended as a result of the decision to grant the Requested Relief.

12.	The Variable Voting Shares and the Common Voting Shares are listed on the TSX and commenced trading on October 9, 2014 under separate ticker symbols ("DHX.A" for the Variable Voting Shares and "DHX.B" for the Common Voting Shares). Since that time, the Variable Voting Shares and the Common Voting Shares have traded at the same price or within a narrow price range, demonstrating that the market essentially assigns the same value to each class.

13.	The Filer's dual class structure was implemented solely to ensure compliance with the requirements of the Direction.

14.	An investor does not determine or choose which class of Shares it acquires and holds. There are no unique features of either class of Shares which an existing or potential investor can choose to acquire, exercise or dispose of. The class of Shares ultimately available to it is a function of the investor's Canadian or non-Canadian status only. Moreover, if after having acquired Shares, a holder's Canadian or non-Canadian status changes, the Shares will convert accordingly and automatically, without formality or regard to any other consideration.

15.	The Variable Voting Shares are not “restricted voting securities” within the meaning of the Legislation

16.	The TOB Rules and early warning requirements apply to the acquisition of securities of a class. Because of the automatic conversion feature of the Variable Voting Shares and Common Voting Shares, the number of shares outstanding in each class is variable while the aggregate number of shares of both classes remains unchanged, and is subject to the relative interest and ownership in the Filer's shares among Canadians and non-Canadians. As a result, a holder of Common Voting Shares or Variable Voting Shares has little certainty from day to day as to the number of shares of that class that are outstanding, making it difficult to assess the holder’s status with respect to the TOB Rules and early warning requirements. In addition, there may be from time to time a significantly smaller public float and, in particular, as is currently the case, a significantly smaller trading volume of Variable Voting Shares (compared to the public float and trading volume of Common Voting Shares), meaning that it is more difficult for non-Canadian investors to acquire shares in the ordinary course without the apprehension of inadvertently triggering the TOB Rules and early warning requirements, thus potentially restricting the interest of non-Canadian investors in the Shares for reasons unrelated to their investment objectives. Therefore, aggregating Variable Voting Shares and Common Voting Shares for the purpose of the TOB Rules and early warning requirements would allow greater certainty for holders of either class as to their position with respect to the TOB Rules and early warning requirements and facilitate investment in Variable Voting Shares.

Decision

Each of the Decision Makers is satisfied that the decision meets the test set out in the Legislation for the Decision Makers to make the decision.

The decision of the Decision Makers under the Legislation is that the Requested Relief is granted provided that:

(a)	the Filer shall publicly disclose the terms of the Requested Relief in a news release filed on SEDAR promptly following the issuance of this decision document;

(b)	the Filer shall disclose the terms and conditions of the Requested Relief in all of its annual information forms and management proxy circulars filed on SEDAR following the issuance of this decision document;

(c)	with respect only to the TOB Relief, the Variable Voting Shares or Common Voting Shares, as the case may be, subject to the offer to acquire of an offeror, together with the Variable Voting Shares and Common Voting Shares beneficially owned, or over which control or direction is exercised, on the date of the offer to acquire, by the offeror or by any person acting jointly or in concert with the offeror, would not constitute in the aggregate 20% or more of the outstanding Variable Voting Shares and Common Voting Shares on a combined basis at the date of the offer to acquire;

(d)	with respect only to the Early Warning Relief, the Variable Voting Shares or Common Voting Shares, or securities convertible into such shares, as the case may be, over which the acquiror acquires beneficial ownership of, or the power to exercise control or direction over, together with the securities of the Filer beneficially owned, or over which control or direction is exercised, by the acquiror or by any person acting jointly or in concert with the acquiror, would not constitute 10% or more of the outstanding Variable Voting Shares and Common Voting Shares on a combined basis (or 5% in the case of acquisitions during a take-over bid);

(e)	with respect only to the Alternative Monthly Reporting Criteria, the eligible institutional investor meet any of the eligibility criteria contained in section 4.5 of NI 62-103 by calculating its securityholding percentage using (i) a denominator comprised of all of the outstanding Variable Voting Shares and Common Voting Shares on a combined basis, and (ii) a numerator including all of the Variable Voting Shares and Common Voting Shares, as the case may be, beneficially owned or over which control or direction is exercised by the eligible institutional investor; and

(f)	the decision granted does not require amendments to the Coattail Provisions.

For the Commission:

/s/ Paul Radford
Name: Paul Radford, Q.C.
Title: Vice-chair and Acting Chair